Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ELEVATE.MONEY REIT I, INC.

SUPPLEMENT NO. 1 DATED NOVEMBER 24, 2021

TO

OFFERING CIRCULAR AUGUST 6, 2021

This document supplements, and should be read in conjunction with, the offering circular of Elevate.Money REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated August 6, 2021 (the “Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1819088/000110465921101647/tm2124453d1_253g2.htm

The purpose of this Supplement is to update certain sections of the Offering Circular with regard to an offering by Elevate.Money, Inc., the Company’s manager (“Advisor”).

Advisor has commenced a private placement of warrants to purchase the Advisor’s common stock (“Advisor Warrant Offering”) to certain investors with previous direct or indirect relationships with the Advisor that have purchased at least $100,000 in common stock of the Company. Investors will be entitled to purchase warrants to purchase a proportional 0.1% interest in Advisor for each $100,000 invested in the Company.

Because the Advisor Warrant Offering is being disclosed in materials used by the Company for the Regulation A offering of the Company’s common stock, the Advisor Warrant Offering is being conducted pursuant to Rule 506(c) of Regulation D of the Securities Act of 1934, and each investor must be a verified accredited investor as required for purposes of Rule 506(c). Other than the disclosures contained in the Company’s Regulation A filings, the Advisor does not intend to engage in any other general solicitation with respect to the Advisor Warrant Offering. The material terms of the warrants will be set forth in the separate offering documents being used in the Advisor Warrant Offering.